UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of April 2005

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR    ISIN: ZAE000015228

(“Harmony”)

NEWS RELEASE FROM HARMONY

18 April 2005

Harmony reaches agreement with unions

Harmony today announced that it has reached an understanding with two of the three recognised unions in its Free State operations in respect of retrenchments at five of its shafts. The unions are Solidarity and the United Association of South Africa.

In terms of the understandings the effective date of the retrenchments has been extended to 21 April 2005 to allow for the joint process implementing existing retrenchments at mine level.

The discussions with the other recognised union, the National Union of Mineworkers (NUM), ended inconclusively and the union is considering its position.

ENDS

Prepared by:	Beachhead Media & Investor Relations
Jennifer Cohen 011 214 2401 / 082 468 6469
Patrick Lawlor 011 214 2410 / 082 459 6709
On behalf of:	Harmony Gold
Further info:	Brenton Saunders 011 684 0146 / 083 607 4060

Ferdi Dippenaar 011 684 0147 / 082 807 3684

Vusi Magadana 011 684 0149 / 0721575986

JSE: HAR

NYSE: HMY

ISIN No.: ZAE000015228

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 18, 2005

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer